Exhibit 99.1

FOR IMMEDIATE RELEASE

ORBOTECH LTD. ANNOUNCES PUBLIC OFFERING OF ORDINARY SHARES

YAVNE, ISRAEL -- May 18, 2011 -- ORBOTECH LTD. (the “Company”) (NASDAQ/GSM SYMBOL: ORBK) announced today that it plans to offer 6,700,000 of its ordinary shares to the public (the “Offering”).   In connection with the Offering, Orbotech has also granted the underwriters a 30-day option to purchase up to 1,005,000 additional ordinary shares to cover over-allotments, if any.

The Company plans to use the net proceeds of the Offering for general corporate purposes.

J.P. Morgan Securities LLC and Barclays Capital Inc. are acting as joint book-running managers; RBC Capital Markets, LLC is acting as senior co-manager; and Needham & Company, LLC and Oppenheimer & Co. are acting as co-managers of the Offering, which will be made under an effective shelf registration statement.

The Offering is being made only by means of a prospectus supplement and accompanying base prospectus.  When available, the prospectus supplement and accompanying base prospectus relating to the ordinary shares being offered in the Offering may be obtained from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Englewood, NY 11717, toll-free (886) 803-9204 or Barclays Capital Inc. at Prospectus Department, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Englewood, NY 11717, email: barclaysprospectus@broadridge.com. toll-free (888) 603-5847.

This release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The offering of these securities will be made only by means of the prospectus supplement and accompanying base prospectus.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) has been at the cutting edge of the electronics industry supply chain, as an innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products, for over 30 years.  The Company is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards and flat panel displays; and today, virtually every electronic device is produced using Orbotech technology.  The Company also applies its core expertise and resources in other advanced technology areas, including character recognition for check and forms processing and solar photovoltaic manufacturing.  Headquartered in Israel and operating from multiple locations internationally, Orbotech’s highly talented and inter-disciplinary professionals design, manufacture, sell and service the Company’s end-to-end portfolio of solutions for the benefit of customers the world over.  For more information visit www.orbotech.com.

COMPANY CONTACTS:
Adrian Auman	Michelle Harnish
Corporate Vice President Investor Relations	Marketing Communications Manager
and Special Projects	Orbotech, Inc.
Orbotech Ltd.	+1-978-901-5120
+972-8-942-3560